Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
FOCUS ON DELIVERY AS RANDGOLD RESOURCES ADVANCES NEW GROWTH PROJECTS
London, 6 May 2010 - Randgold Resources has started mining at its new Tongon project in the Côte d’Ivoire and has also initiated the development of the second underground mine at its Loulo complex in Mali in line with its growth plan designed to boost attributable production to 1.2 million ounces in 2014.
In a tough operational quarter, the company also made significant progress with the key issues related to the development of the Kibali project in the Democratic Republic of the Congo and continued to advance the feasibility studies on the Gounkoto project in Mali and the Massawa project in Senegal.
During the past quarter, the previous quarter’s record throughput at Loulo took its toll on the plant in terms of a rise in wear rates and a consequent increase in downtime. This, together with plant breakdowns at Morila, had a negative impact on throughput and therefore on gold production, unit costs and net profit for the quarter. Attributable production of 112 663 ounces and profit of US$23.9 million, while down on the previous quarter’s record results, were nevertheless significantly up on the corresponding quarter in 2009.
Chief executive Mark Bristow said that in spite of the time spent on remedial measures at Loulo, the company had continued to make solid progress on all its strategic objectives during the period.
“Tongon wins the prize for performance this quarter, with our capital projects team staying ahead of the development schedule and within budget. The operating team has now moved on site to prepare for the plant commissioning and we’ve started open pit mining to stockpile ore for the commissioning phase. All in all, Tongon is steadily on track to pour its first gold later this year,” he said.
“The Kibali team came a close second, making significant progress on all the critical fronts. These include the relocation action plan, the road upgrade, the power strategy, and the orebody definition and evaluation. This project, currently scheduled to start producing in 2014, continues to deliver exceptional drill results indicative of its enormous potential.”
Bristow said the Massawa and Gounkoto feasibility studies were moving ahead, with various development options being tested. At Massawa, the metallurgical challenges associated with the orebody were being assessed, while the latest drill results from the fast-tracked Gounkoto pointed to further potential at depth and in extensions to an already spectacular orebody.
At Loulo, further improvements have been achieved in ore tonnes mined and development metres advanced at the Yalea underground mine. The start-up plan for the Gara underground development is on track, with the portal establishment complete and work under way on the twin declines.
“The most critical challenge we face over the next three quarters is delivering on our production and profit forecasts under very demanding conditions,” Bristow said. “Key to this is getting the expanded Loulo plant up to design capacity and running smoothly, and raising Yalea’s underground ore production to 120 000 tonnes per month. This will enable Loulo to reach its target of 400 000 ounces this year. Looking further ahead, we remain confident about achieving our goal of producing 1.2 million ounces in 2014.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2010
KEY PERFORMANCE INDICATORS
•	Profit up 83% on corresponding 2009 quarter but down on last quarter

•	Annual mineral reserves and mineral resources declaration underpins group’s growth plans with a 75% increase in attributable mineral reserves

•	Loulo delivers further improvements at Yalea underground and commences with Gara underground development

•	Mining commences at Tongon and both mills on foundations

•	Prefeasibility underscores significance of fast tracking Gounkoto development

•	Exploration highlights further potential at Massawa but metallurgy still a challenge

•	Kibali progresses with predevelopment programmes and mining optimisation studies

•	Robust balance sheet underscores project pipeline development
Randgold Resources Limited (“Randgold”) had 90.2 million shares in issue as at 31 March 2010
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2010	2009	2009	2009

Gold sales*	123 103	139 153	87 298	434 194

Total cash costs*	69 529	72 099	50 830	249 183

Profit from mining activity*	53 574	67 054	36 468	185 011

Exploration and corporate expenditure	12 854	14 232	11 036	51 111

Profit before income tax and financing activities	29 110	49 793	21 763	113 764

Profit for the period	23 894	38 679	13 092	84 263

Profit attributable to equity shareholders	18 749	32 080	11 052	69 400

Net cash generated from operations	18 733	7 413	28 312	63 747

Cash and cash equivalents	506 823	589 681	248 448	589 681

Attributable production+ (ounces)	112 663	137 332	110 313	488 255

Group total cash costs per ounce*+ (US$)	617	525	461	510

Group cash operating costs per ounce*+ (US$)	553	466	414	458

*	Refer to explanation of non-GAAP measures provided.

+	Randgold consolidates 100% of Loulo and 40% of Morila.
COMMENTS
Gold sales decreased by 12% from the previous quarter due to an 18% reduction in attributable gold production for the quarter partially offset by a 10% increase in average gold price received of US$1 111/oz (Q4 2010: US$1 012/oz). Gold sales increased by 41% compared to the corresponding quarter in 2009, principally due to the average gold price received in the current quarter being 37% higher compared to the same quarter in 2009, as well as a small increase in attributable production quarter on quarter.
Total cash costs per ounce for the group were 18% higher than the previous quarter as a result of increased costs at Loulo and reduced production at both Loulo and Morila. Increased costs at Loulo resulted from an increase in the volumes mined in addition to mobilisation costs related to the expanded production planned for the Loulo 3 pit and adjustments to the open pit contractor’s rise and fall provision. Decreased gold production at Loulo and Morila resulted from a drop in the average ore grade processed and a reduction in tonnes processed.

Profit from mining decreased by 20% to US$53.6 million in the current quarter from US$67.1 million in the previous quarter, however increased by 47% when compared to the corresponding quarter in the prior year, mainly attributable to the explanations given above.
Other expenses of US$3.3 million in the current quarter compared to US$0.2 million in the prior quarter are the result of operational foreign exchange differences as a result of the settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Rand, Canadian Dollars and Euro to the closing US Dollar rate. Corporation tax for the current quarter of US$3.8 million decreased by 44% compared to the previous quarter mainly as a result of lower profits from mining at Morila.
Exploration and corporate expenditure of US$12.9 million was 9% lower compared with the previous quarter (US$14.2 million) mainly due to lower expenditure in the current quarter on drilling costs plus the impact of Massawa exploration costs now being capitalised following the successful completion of the prefeasibility study, in line with the group’s accounting policies.
Profit for the quarter was US$23.9 million compared to a profit of US$38.7 million in the previous quarter (noting that the previous quarter included a gain of US$10.7 million on the sale of the Kiaka project in Burkina Faso to Volta Resources) and US$13.1 million in the corresponding quarter of 2009. During the quarter no provision was made against investments in Auction Rate Securities (‘ARS’) compared to provision of US$3.7 million in the previous quarter, and US$1.1 million in the corresponding quarter of the prior year. A settlement has been reached in relation to these investments.
OPERATIONS
LOULO
During the quarter Loulo produced 87 625 ounces, at a total cash cost of US$631/oz compared to 106 564 ounces in the previous quarter at US$512/oz. Total cash costs per ounce increased by 23% quarter on quarter following a decrease in the ounces produced and an increase in the unit costs of mining. The decrease in production resulted from a reduction in the average ore grade processed, as planned, coupled with lower throughput, partially offset by higher recoveries. The increase in unit mining costs results from an increase in total tonnes mined and adjustments to the rise and fall provisions, additional mobilisation costs for opencast equipment and increased underground operating costs attributable to significant expenditure on equipment maintenance.
The average gold price received during the quarter was US$1 110/oz, a 13% increase on the previous quarter (Q4 2009: US$984/oz) resulting primarily from no hedge positions being scheduled for the current quarter.
This increase in the gold price received was offset by the reduced production and a higher cost base which resulted in a decrease in profits from mining activity of 19% to US$40.7 million (Q4 2009: US$50.4 million).
While the Loulo plant expansion project was successfully commissioned in the previous quarter, the increased throughput rates put pressure on some of the plant sections (notably the mill pumps and the crushers which were not working at higher performance levels) resulting in a requirement for the mine to raise preventive maintenance performance as well as highlighting some bottleneck areas in the circuit. The delay in getting the maintenance activities on track along with removing the bottlenecks of feeding the secondary crusher and the screening plant resulted in the decrease in tonnes processed. Both of these issues are being addressed by mine management.
The development at the Yalea underground showed some improvement as the new mining team settled in and started implementing the revised production plan which was formulated after the exit of the previous contractor. At the Gara underground mine blasting on the decline commenced at the end of the quarter and the first development ore from this mine is expected on schedule by the end of the current year.
LOULO: RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2010	2009	2009	2009

Mining
Tonnes mined (000)	10 380	9 451	5 728	27 977
Ore tones mined (000)	1 193	1 270	633	3 353

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2010	2009	2009	2009
Milling
Tonnes processed (000)	794	862	685	2 947
Head grade milled (g/t)	3.7	4.1	3.7	4.2
Recovery (%)	93.1	92.8	87.1	87.7
Ounces produced	87 625	106 564	70 826	351 591
Average price received+ (US$/oz)	1 110	984	765	864
Cash operating costs* (US$000)	567	455	459	473
Total cash costs* (US$/oz)	631	512	501	522

Profit from mining activity* (US$000)	40 660	50 428	16 137	118 326

Gold sales*+ (US$000)	95 937	105 016	51 648	301 963

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of 18 750 ounces delivered at US$428/oz in the quarter ended 31 December 2009 and 23 748 ounces delivered at US$441/oz in the quarter ended 31 March 2009. Also includes the impact of 84 996 ounces for the year ended 31 December 2009 delivered into the hedge at US$435/oz.
There were no hedge positions scheduled for the current quarter.
Mineral reserve update
During the quarter, the group released its annual mineral resource and mineral reserve declaration and the relevant extract relating to the Loulo mineral reserves is shown in the table below, including a comparison with 2008 figures:
LOULO: MINERAL RESERVES* as at 31 December

							Attribu-
							table
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(80%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2009	2008	2009	2008	2009	2008	2009
Proved	5.55	7.08	3.48	3.38	0.62	0.77	0.50

Probable	43.91	43.51	4.54	4.60	6.41	6.43	5.13

Total	49.45	50.59	4.42	4.42	7.03	7.20	5.63

*	Excludes Gounkoto which is reported separately.
MORILA
Morila produced 62 594 ounces during the quarter, 19% below that of the previous quarter of 76 920 ounces, slightly below the Life of Mine plan, primarily due to the drop in throughput.
The average received gold price of US$1 113 was slightly higher than the previous quarter of US$1 110.
Total cash costs for the quarter of US$569/oz were in line with that of the previous quarter, a good achievement given the drop in the grade of ore processed and the drop in throughput during the current quarter.
Tonnes processed for the quarter of 980 000 tonnes was 8% below the previous quarter (Q4 2009: 1 062 000 tonnes) due to problems experienced with the primary crusher shaft which had to be replaced during the quarter. Subsequently the crusher availability has been increased from 45% to 92% following the implementation of an aggressive action plan strategised by the Morila team to overcome the situation. The process plant recovery for the quarter at 91.0% was in line with the previous quarter.
Activity on the agri-business plans, which is part of the Morila closure strategy, continued with the completion of a draft feasibility study conducted by the Ingenieurs-Conseils en Technique de Development (ICOTED) and a local Malian company Enterprice Malienne Sabunnyuman (EMAS) selected to develop a 50 hectare irrigation project. This is part of the agri-business action plan implementation to ensure sustainable development after the cessation of Morila operations currently scheduled for 2013.

MORILA: RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2010	2009	2009	2009
Mining
Tonnes mined (000)	—	—	3 377	3 657
Ore tonnes mined (000)	—	—	1 425	1 620

Milling
Tonnes processed (000)	980	1 062	1 053	4 303
Head grade milled (g/t)	2.2	2.5	3.2	2.7
Recovery (%)	91.0	91.1	92.3	91.4
Ounces produced	62 594	76 920	98 718	341 661
Average price received (US$/oz)	1 113	1 110	903	968
Cash operating costs* (US$000)	504	502	334	422
Total cash costs* (US$/oz)	569	569	388	480

Profit from mining activity* (US$000)	32 288	41 565	50 828	166 713

Stockpile adjustment (US$/oz)#	185	187	(95)	98

Attributable (40% proportionately consolidated)
Gold sales (US$000)	27 166	34 137	35 650	132 231
Ounces produced	25 038	30 768	39 487	136 664
Profit from mining activity* (US$000)	12 914	16 626	20 331	66 685

*	Refer to explanation of non-GAAP measures provided.

#	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash cost per ounce include non-cash stockpile adjustments.
Mineral reserve update
The mineral reserve base for Morila as at end of 2009 is tabulated below with a comparison to figures at the end of 2008:
MORILA: MINERAL RESERVES as at 31 December

							Attribu-
							table
							gold
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	(40%)
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)
Category	2009	2008	2009	2008	2009	2008	2009

Proved	9.85	13.74	1.74	2.02	0.55	0.89	0.22

Probable	6.91	6.88	1.14	1.14	0.25	0.25	0.10

Total	16.76	20.62	1.49	1.72	0.80	1.14	0.32

PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea mine
The Yalea underground mine produced a total of 158 944 tonnes of ore at 4.30g/t during the first quarter of 2010, a 41% improvement on the previous quarter.
A total of 1 611 metres was developed during the quarter, 42% more than that achieved in Q4 2009. The twin declines were advanced by a total of 302 metres, 5% more than that advanced in the previous quarter. Development rates are trending upwards, with the highest developed metres per day of 37.5 metres this year recorded at the end of March, whilst the operation is starting to see more consistency in its delivery. The Yalea declines have now been advanced for a total distance of 1 592 metres and 264 metres vertical from surface.
Main production achievements were the starting of 013L and 038L stoping as well as finalising the stoping on 046L and 066L. In addition, the development of the next stoping block on 063L and 088L has commenced.

Improvements in safety standards and housekeeping continue to be effected. Furthermore, training has been increased to provide more multi-skilled employees for the trackless fleet. The integration of previous contractor resourced teams with the Yalea underground team has resulted in a single mining unit.
Gara mine
Another important milestone was reached when, on 31 March 2010, the first round was blasted at Randgold’s new Gara underground mine.
The initial development contract for Gara has been awarded to African Underground Mining Services (AUMS), a 50/50 joint venture between Ausdrill and Barminco.
Gara underground mine will be accessed via twin decline tunnels similar to those employed at its sister mine, Yalea. Incorporated in the design is a vehicle decline for men, machinery and material as well as a conveyor decline which will be equipped with 450tph capacity conveyor for the transporting of both ore and waste to surface. Both declines will be developed 5 metres wide by 5 metres high, descending at an inclination of -9.5° and will have straight sections of 550 metres, which coincides with the design length of one section of conveyor belt. Provision has been made for ore and waste passes at the ends of all switchbacks in the declines, which will give the mine flexibility in terms of ore and waste rock storage capacity.
The twin decline development is scheduled to commence in the second quarter, after the portal construction has been completed, and is expected to reach the first ore from development in December 2010.
Ore will be mined at Gara by means of a variation of Sub Level Open Stoping. The mined out stopes will be supported with backfill in the form of concrete sill pillars on drawpoint levels and waste rock fill from underground development and open pit sources.
The mine is expected to start stoping operations in Q3 2011 and build up to producing approximately 100 000 tonnes per month from Q1 2012 onwards.
TONGON PROJECT
During the quarter, we have continued to make good progress on the construction of the Tongon mine. The first primary jaw crusher has been positioned on its foundation with 85% of the surrounding steel work erected including chutes and bottom bins. The conveyor structure along the first milling line is now in place. Both the Run of Mine wall and the number one stockpile tunnel are nearing completion with only the roof remaining to complete on the stockpile tunnel.
Mill number one is assembled and positioned on its foundations complete with girth gear. The final run out and alignment testing of the girth gear is progressing. The electric motor and gearbox have been placed into position on their respective foundations with alignment underway. Mill number two bearing foundations have also been installed, aligned and the second mill positioned on its foundations.
85% of the steel work in the CIL tank area is now installed along with all of the pump bases. The elution column steel work is also now erected. The pre-leach leach thickener tank is now in the final stage of completion (92%) along with the clarifier tank (95%) and the tails thickener tank currently at 70% complete. All of the pipe racks for the project are now erected except for reagent area.
The second stage of the Water Storage Dam wall has begun and is currently at 326 metre RL. Topsoil stripping for both the Tailings Storage Facility (TSF) and return water dam has been completed. The key trench for the TSF wall is under construction as is the storm water cut off trench. Pre-stripping of the southern mining pit has commenced with over 70 000 bcms moved to date.
Good progress was made on the standby power station construction and equipment installation which remains on schedule. Eighteen generators are on site with twelve already positioned within the power station, of which ten are connected to the 11kV transformers. The power line corridor to connect the mine to the Côte d’Ivoire grid supply has been cleared between the mine and the town of Korhogo.
All the steel required for the first phase of the project has already been produced and the final 1 400 tonnes (for phase 2) are now being manufactured. All major equipment items are on site including mills, mill motors, girth gears, gearboxes, primary crushers, secondary and tertiary crushers, apron feeders, vibrating screens, agitators, interstage screens, kiln and gold room equipment. In addition 95% of materials are on site including piping for the tailings lines, idlers and belting for the conveyors, plant piping and electrical cable. Eleven breakbulk vessels have already delivered 34 000 freight tonnes of equipment and materials for the mine through the Ivorian port of San Pedro to site requiring 1 660 truck trips between the port and the mine. All the trucks are being provided and operated by Ivorian companies.
The mine operating management team is now in place and the operating workforce are currently being recruited and trained. Process plant personnel are undergoing operational training at our Morila mine. It is anticipated that the majority of our engineering semi-skilled personnel will be drawn from the current construction workforce, and selection and transfer of these personnel is under way. Some preliminary commissioning activities will commence next quarter in the lead up to production.
The project remains on track for first production early in Q4 2010.
MASSAWA PROJECT
Ore characterisation of the orebody was identified in the prefeasibility as a critical item to address. With the commencement of the feasibility study, the initial focus is on reviewing the geological and metallurgical characteristics of the Massawa orebodies. The bimodal populations of gold that were identified in the statistical evaluation of the ore have been mapped out in the core. These consist of a thin zone of coarse gold associated with hematite and silicification, surrounded by an envelope of disseminated arsenopyrite and pyrite associated with lower grades. The metallurgical sampling will now be split into these different domains to determine the different metallurgical characteristics. We have also commenced a detailed quantitative gold deportment analysis of the ore to determine the proportion of gold associated within the various sulphide phases. This work has been sent to AMTEL in Canada where analysis has been completed on the various screen sizes to identify the proportion of gold amenable to gravity and flotation. Secondary Ion Mass Spectrometry (SIMS) will also be used to determine if there is any gold in solid solution with the various sulphide phases.
Based on the ore characterisation and quantitative gold deportment analysis, a dedicated metallurgy drilling programme has commenced to collect sufficient samples required for the test programme.
A geohydrological drill programme is also underway to generate a numerical groundwater model to be used to determine groundwater inflows, dewatering cone and required pumping capacities.
The field studies for the EIA were completed during the quarter and we expect to complete the full report by July this year.
GOUNKOTO PROJECT
An updated geological mineral resource and mineral reserve estimate was completed during the quarter as part of the prefeasibility. The infill drilling has resulted in some changes to the geological model including:
•	extension along strike and depth;

•	the thinning of the model in the centre of the orebody;

•	interpretation of a thrust block of waste over the northern portion of the orebody; and

•	the delineation of moderate results near surface with the better grades being reported at depth limiting the depth of the US$700/oz reserve pit.
These changes have resulted in a higher strip ratio than in the original scoping study, which currently restricts the mineral resource and mineral reserve pits from extending to the base of the mineral resources model. The ore beneath the US$1 000/oz resource pit is steeply dipping with good continuity and grade at depth resulting in additional underground mineral resources being defined.
The open pit mineral resources have been defined as those falling within a US$1 000/oz pit, while inferred underground mineral resources are those below the pit shell at a 2g/t cut-off as summarised in the table below:
GOUNKOTO: MINERAL RESOURCES as at 31 December 2009

				Attribu-
				table
	Tonnes	Grade	Gold	gold*
	(Mt)	(g/t)	(Moz)	(Moz)

Open pit

Indicated	8.38	7.28	1.96

Inferred	0.31	9.02	0.09

				Attribu-
				table
	Tonnes	Grade	Gold	gold*
	(Mt)	(g/t)	(Moz)	(Moz)

Underground

Indicated

Inferred	4.41	5.79	0.82

Total

Indicated	8.38	7.28	1.96	1.57

Inferred	4.75	6.00	0.92	0.73

*	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.
Open pit mineral resources are reported as the insitu mineral resources at a 0g/t cut-off falling within the US$1 000/oz pit shell.
Underground mineral resources are those insitu mineral resources below the US$1 000/oz pit shell reported at a 2g/t cut-off.
An open pit optimisation and pit design was carried out with the following parameters:
•	US$2.74/tonne LOM mining cost;

•	US$19/tonne processing cost;

•	US$3.50/tonne administration cost;

•	95%, 93% and 91% metallurgical recovery for oxide, transition and fresh ore assuming a simple process of crush, mill and cyanide leach;

•	slope angles of 40 degree in oxide and 45 degree in hard rock; and

•	10% dilution and 3% ore loss.
The following open pit mineral reserve was defined within a designed pit based on the US$700/oz optimisation shell:
GOUNKOTO: MINERAL RESERVES as at 31 December 2009

				Attribu-
				table
	Tonnes	Grade	Gold	gold*
	(Mt)	(g/t)	(Moz)	(Moz)

Open pit

Probable	7.47	6.83	1.64	1.31

*	Based on a US$700/oz pit design.

*	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.

*	Dilution and ore loss included.
All metallurgical testwork completed to date has confirmed the high gold recoveries in the ore. A simple process of crush, mill, gravity and cyanide leach is proposed. The mineral reserve supports a 100 000 tonne per month plant with estimated operating costs of US$14.01/t for oxide material and US$19.51/t for sulphide material. A capital construction cost of US$184 million is proposed.
Digby Wells and Associates together with national consultants ESDCO have completed a social and environmental prefeasibility and no fatal flaws have been identified. A number of sacred sites and two archaeological sites have been identified which will be preserved and all infrastructure designed in such a way as to avoid these sites.
The stand alone open pit reserve schedule produced the following ounce production profile with a strip ratio of 12.5:1 and includes a 13Mt pre-strip to expose sufficient ore. Total gold production is estimated at 1.49Moz over a seven year mine life.
GOUNKOTO: Open pit mineral reserve ounce profile

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total

206koz	346koz	268koz	325koz	246koz	78koz	19koz	1 491koz

The incorporation of scoping schedules for the Faraba and P64 satellite bodies together with a two year pre-strip of 35.6Mt exposes sufficient ore to support a 150 000 tonnes per month operation for a seven year life. This schedule produced the following ounce profile, which significantly enhances the upfront gold produced:
GOUNKOTO: Open pit reserve with 2 year pre-strip and Faraba and P64 scopings

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total

410koz	381koz	388koz	294koz	141koz	129koz	65koz	1 809koz

Based on the encouraging deeper drill results received this quarter, an additional underground scoping was undertaken. A conceptual underground project of 11.6Mt at 5.45g/t for 2.0Moz was generated within two higher grade shoots beneath the reserve pit. The result of including the underground resources into a mining schedule extends the life of the operation to 16 years with an estimated total gold production of 3.67Moz.
GOUNKOTO: FINANCIAL ASSESSMENTS

	Assess-	Assess-	Assess-
	ment 1	ment 2	ment 3

Recovered ounces (Moz)	1.49	1.81	3.66

Mine Life (year)	7	7	16

Estimated capital expenditure (US$ million)	207	254	496

Cash operating costs at US$800/oz (US$/oz)	306	322	311

Total cash costs at US$800/oz* (US$/oz)	352	370	359

IRR at US$800/oz*	39%	39%	40%

IRR at US$1 000/oz*	56%	58%	58%

Assessment 1:	Based on US$700/oz mineral reserve pit, with one year pre-strip and 100 000tpm plant throughput

Assessment 2:	As per Assessment 1 above plus the Faraba and P64 scoping pits, with two year pre-strip and 150 000tpm plant throughput

Assessment 3:	As per Assessment 2 above plus the underground scoping, with two year pre-strip and 150 000tpm plant throughput

*	The fiscal parameters are based on the prevailing Malian 1991 Mining Code, which include a 6% royalty and a five year tax holiday.

Assessments 2 and 3 are preliminary assessments that have been conducted by Randgold on schedules that include inferred mineral resources. These assessments are preliminary in nature, in that they use inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as mineral reserves and there is no certainty that the preliminary assessment will be realised.
Randgold Qualified Persons
Information regarding data verification, quality assurance programmes, exploration results, exploration information and property information for the Gounkoto project was completed by Mr Chiaka Berthe, an officer of Randgold Resources under the supervision of Mr Rodney Quick, an officer of Randgold Resources and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). The mineral resource estimate related to the Gounkoto project, presented in this release was generated by Mr Chiaka Berthe, an officer of Randgold Resources and supervised by Mr Rodney Quick, an officer of Randgold Resources and Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). The information in this release that relates to open pit reserves was carried out by Mr Onno ten Brinke, an officer of Randgold Resources and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’). Randgold considers the information to be a material change and, as such, a new Technical Report for the Gounkoto Project will be filed within 45 days after the issue of this release and will be available under Randgold’s profile on the SEDAR website at www.sedar.com
KIBALI PROJECT
As previously highlighted, the development of the Kibali project is currently focused on optimising the feasibility study, progressing site preparations and infrastructure and developing the relocation action plan (RAP) in respect of the surrounding villages. The strategy is focused on four cornerstones which are addressed below:
Development of the road between Doko and Aru: The objective for the first 12 month period is to open the road up and make it consistently passable for a 20 foot container during wet and dry seasons. A new contractor has been appointed to build the road and much progress has already been made to the extent where the first container was delivered to the Doko site by road via Uganda without any need for a truck to be recovered. The new contractor is fully commissioned with new machines and is busy working at an advanced pace to complete the road to the standard set for the first 12 months.
Security in the region: Kibali has established a constructive working relationship with the key stakeholders aimed at ensuring a stable operating environment in the region.
Hydro power: A new Hydro power strategy has been established to ensure the project as currently being contemplated has adequate power.

Movement of people: The movement of the people is critical for the development of the project. The following areas have been addressed in the period under review:
•	a draft social plan has been generated which is aimed at alleviating the economic pressure that will be caused through the closures of the various illegal artisanal pits in the exclusion zone;

•	the first closure of an Okimo mining area took place during March 2010. Notice for the closure of the remaining Okimo pits has also been served; and

•	a draft RAP programme has been compiled and is being reviewed as part of the Public Participation Process.
EXPLORATION ACTIVITIES
Exploration continued to deliver on five key strategic areas during the first quarter of 2010:
Gounkoto: As well as delivering a positive prefeasibility study at the project, exploration drilling extended the mineralised system to over 2 kilometres in strike length and down to vertical depths of 500 metres. Several holes in the north of the deposit have confirmed a steep plunge to high grade mineralisation, returning: GKDH098 — 34.6 metres at 11.54g/t (from 158.40 metres), GKDH105 — 15.75 metres at 6.75g/t (from 319.45 metres), GKDH106 — 19.00 metres at 11.35g/t (from 351 metres) and GKDH177 — 12.10 metres at 6.39 g/t (from 596.90 metres). To the south of the deposit an additional high grade zone was intersected at depth in hole GKDH200 — 8.78 metres at 8.05g/t (from 346.05 metres). The drilling to date suggests the presence of plunging oblate high grade zones. Future drilling is targeting these zones of increased dilation and fluid flow within the Gounkoto system, both at depth and along strike. The project is now progressing to full feasibility which is due for completion by year end.
GOUNKOTO: Q1 DIAMOND DRILL INTERSECTIONS

				True	Grade
	From	To	Width	width	(Au
Hole Id	(m)	(m)	(m)	(m)	g/t)	Including

GKDH026	185.75	239.00	53.02	42.70	4.90	12.4m@12.97g/t from 223.6m
GKDH029	210.90	260.50	49.60	48.20	13.73	23.2m@24.08g/t from 210.9m,
						7.7m@10.57g/t from 247m
						and 1.8m@14.57g/t from
						258.7m
GKDH030	63.60	80.19	16.50	16.50	0.25
GKDH033	156.00	185.40	29.40	23.40	1.80	3.20m@4.73g/t from 168.80m
GKDH034	198.20	210.00	11.80	9.89	10.26
	225.65	234.00	8.35	6.64	1.06
GKDH035	250.00	263.00	13.00	12.60	20.58
GKDH037	147.00	163.60	16.60	13.20	14.75	6.1m@36.86g/t from 148m
	171.00	202.00	31.00	24.90	3.48	2.4m@8.56g/t from 181.6m
GKDH042	208.30	215.25	6.95	6.62	14.29
GKDH045	134.80	147.10	12.30	10.40	7.52	2.2m@36.56g/t from 134.8m
GKDH047	257.96	262.18	4.22	4.22	0.12
GKDH048	65.80	87.00	21.20	14.90	2.36	1.98m@8.74g/t from 79.35m
						and 1.1m@5.5g/t from 85.8m
GKDH049A	133.00	155.46	22.40	16.90	10.83	1.45m@6.9g/t from 133m,
						2m@8.4g/t from 138m
						and 5.32m@36.39g/t from
						143m
GKDH060	255.20	256.20	1.00	0.90	0.20
GKDH069	109.15	111.00	1.85	1.42	24.00
GKDH071	292.40	296.30	3.90	3.18	0.16
GKDH073	78.75	82.45	3.70	2.66	0.26
GKDH079	109.40	111.00	1.60	1.30	0.53
GKDH086	213.00	228.00	15.00	14.70	2.09
GKDH091	116.00	129.00	13.00	8.75	7.36	3m@16.3g/t from 116m
						and 2m@17.79g/t from 123m
GKDH096	21.10	25.00	3.90	2.67	2.93	0.9m@5.9g/t from 21.1m
	95.00	100.40	5.40	3.35	3.86	2m@7.79g/t from 95m
GKDH097	100.70	105.20	4.50	2.82	3.08	1m@8.3g/t from 100.7m

				True	Grade
	From	To	Width	width	(Au
Hole Id	(m)	(m)	(m)	(m)	g/t)	Including

	190.25	195.20	4.95	2.73	20.15	1.2m@81g/t from 191.1m
GKDH098	158.40	193.00	34.60	30.40	11.54
	224.60	255.00	30.40	28.02	1.39
GKDH103	194.00	203.70	9.70	6.45	3.19	1m@7.71g/t from 195m
						and 1.2m@5.39g/t from
						202.5m
GKDH105	269.60	308.00	38.40	33.20	5.67
	319.45	335.20	15.70	14.40	6.75
GKDH106	351.00	370.00	19.00	14.10	11.39	4m@46.13g/t from 362m
GKDH107	100.50	121.50	21.00	14.40	2.34	1m@12g/t from 100.5m
GKDH113	98.90	126.65	27.70	18.60	1.47
GKDH123	64.10	74.95	10.80	10.00	5.52	2.9m@9.35g/t from 64.1m
						and 0.95m@30.5g/t from74m
GKDH124	110.30	114.30	4.00	3.44	3.76
GKDH130	50.60	54.20	3.60	3.30	3.49
GKDH137	54.80	58.90	4.10	3.09	4.74	1.1m@8.46g/t from 57.8m
GKDH138	112.40	128.00	15.60	12.40	2.07	1m@12.40g/t from 123m
GKDH151	147.40	157.10	9.70	7.56	1.78	2m@5.41g/t from 153.1m
GKDH152	95.00	119.00	24.00	14.80	3.05	1m@7.17g/t from 95m,
						1m@7.79g/t from 102m
						and 1m@16.3g/t from 105m
GKDH155	49.30	52.50	3.20	2.39	1.77
GKDH161	91.00	95.00	4.00	3.28	2.93	1m@9.17g/t from 94m
GKDH170	92.40	97.20	4.80	3.86	1.03
GKDH174	162.30	175.30	13.00	10.70	1.16
	187.60	191.60	4.00	3.28	0.58
	237.00	261.50	24.50	19.40	1.69	1m@8.08g/t from 259.6m
GKDH175	577.90	581.00	3.10	2.58	2.04
GKDH176	238.00	242.00	4.00	3.02	0.17
GKDH177	572.40	581.20	8.80	6.53	3.52	0.9m@13.9g/t from 574.16m
						and 0.85m@6.16g/t from
						578.25m
	596.90	609.00	12.10	9.09	6.39	5m@12.63g/t from 600m
GKDH179	567.05	572.10	5.05	4.40	0.43
GKDH180	462.20	464.20	2.00	1.64	7.38
GKDH182	268.00	272.10	4.10	3.16	0.22
GKDH200	346.05	354.83	8.78	6.84	8.05	5m@12.19g/t from 349m
GKDH201	76.00	78.00	2.00	1.60	0.23
GKDH211	57.10	84.40	27.30	19.70	1.72
GTDH11C	17.10	25.20	8.10	6.47	10.05
	52.50	64.20	11.70	9.63	0.76
	113.25	121.20	7.95	6.38	3.36	2.2m@7.01g/t	(119m)
GTDH11W	15.00	28.29	13.29	12.90	0.58
	35.20	38.20	3.00	2.89	0.68
	61.50	68.25	6.75	6.44	0.93
GTDH17C	58.00	62.00	4.00	3.32	2.44
GTDH17E	119.00	168.00	49.00	48.15	5.38	2.2m@14.05g/t (121m);
						8.8m@10.85g/t (149.2m)
						and 5.85m@12.15g/t
						(161.15m)
GTDH17W	23.80	39.60	15.80	15.39	2.43
	45.15	47.20	2.05	1.92	1.62
GTDH21E	4.40	41.50	37.10	36.55	3.73	7.4m@11.26g/t (13.5m)
						and 4.5m@1.51g/t (45.5m)
	67.00	69.00	2.00	1.94	0.74
Gounkoto and the southern part of the Loulo permit are considered to be very prospective. We have already defined inferred resources of 567 000 ounces at 2.6g/t at Faraba. There is a potential small resource at P64 and bedrock mineralisation has been intersected at Toronto, Bandankoto and extensions to Faraba. An RC drill programme of 350 holes for 35 000 metres has commenced to test the advanced targets of Faraba, P64 and Toronto as well as a number of conceptual ideas beneath thick alluvial cover as well as the proposed mine infrastructure.
Loulo mine satellite deposits: In the north of the permit work continues to deliver new resource ounces in proximity to the plant.
At Loulo 3, exploration focused on the north extension area (exploration camp) and the Loulo 3 - Loulo 2 gap. In the north extension, drilling confirmed the continuation of mineralisation to the northeast over a strike length of 650 metres and enabled the calculation of total resources for the Loulo 3 deposit, post dilution, of 2.99Mt at 3.58g/t for 344 505 ounces.
This quarter’s drilling in the Loulo 2 — Loulo 3 gap intersected the Yalea structure and confirmed that Loulo 2 and Loulo 3 are essentially the same system, however most intersections returned weak anomalism, with the best intersection being 4 metres at 4.09g/t. The interpretation from Loulo 3 suggests there are segments of the main mineralised structure which dip at shallower angles and as yet have not been fully tested. Several areas of stronger grade along the Yalea structure are present and are prioritied for further work, including Loulo 1 and a programme of deeper diamond drill holes in Q2.
At PQ10, RC drilling was completed over the western structure with 46 holes for 3 504 metres drilled over a strike length of 600 metres and returned a small but high grade oxide resource: 14 000 ounces at 3.8g/t. The drilling also indicates the system is open along strike particularly to the north where the host structure continues to the PQ10 North target.
To the north of the Gara orebody, on the same structure, a fold has been mapped along the continuation of the quartz tourmaline unit which hosts the Gara mineralisation but remains untested. Rock samples have been collected and reconnaissance drilling is being planned. Iron Hill provides an intriguing target, with a gold in soil anomaly coincident with an EM linear and a favourable geological setting, including limestone, intrusive and iron mineralisation.
At Bambadji also within the Loulo district but in Senegal, detailed geological mapping, rock sampling and trenching was carried out on a number of targets across the permit. A 3 000 metre RC programme was designed to follow-up on previously identified anomalism at Kolya-Kabewest, Baquata, Goldfinger-Kabetea, and Kach targets. Drilling started in late March, and preliminary interpretations indicate that mineralisation is being intersected. At Kolya the work is confirming the continuity of the five kilometre long structure. At Baquata, RC drilling has delineated a mineralised folded quartz tourmaline unit as well as a northeast trending shear zone. Gold assays results are pending.
Massawa, Senegal: Deep drilling at the project has confirmed continuity of the lithological sequence, structure, alteration and gold mineralisation to a depth of 640 metres below the surface. Results include: 17.15 metres at 3.49g/t, including 4 metres at 6g/t in the Central Zone and 29.20 metres at 3.75g/t, including 12.60 metres at 5.98g/t in North 1. The step out drilling, testing the mineralisation along strike, intersected the Massawa system and proved continuity of high grades 200 metres north of Lion Extension with 1.60 metres at 15.49g/t. In Massawa South drilling returned broad low grade intersections (MWDDH464 — 22.85 metres at 0.59g/t) but revealed a similar geological and alteration package as the Central Zone.
MASSAWA: Q1 DIAMOND DRILL INTERSECTIONS

				True
	From	To	Width	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including

Central Zone deep hole
MWDDH452	580.10	585.10	5.00	4.10	0.58
	624.90	629.70	4.80	3.94	0.70
	652.90	661.40	8.50	6.97	1.57
	670.00	676.75	6.75	5.54	1.28
	681.20	692.00	10.80	8.86	0.79
	733.00	736.40	3.40	2.79	0.96
	797.00	802.60	5.60	4.59	1.51
	813.40	830.55	17.15	14.06	3.49	4m@6.32g/t
MWDDH455	160.50	163.30	2.80	2.30	3.88
	570.60	574.50	3.90	3.20	2.16

				True
	From	To	Width	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including

	591.00	596.00	5.00	4.10	0.56
	603.00	608.10	5.10	4.18	1.62
	615.20	620.00	4.80	3.94	1.19
MWDDH459	154.60	156.30	1.70	1.39	3.90
	595.00	598.00	3.00	2.46	1.34
	643.20	644.90	1.70	1.39	3.40
	661.40	667.00	5.60	4.59	3.00	2.8m@4.44g/t
	686.00	701.70	15.70	12.87	3.32	3.5m@5.87g/t
MWDDH461	310.30	313.00	2.70	2.21	2.08
	421.60	438.00	16.40	13.45	0.35
	527.60	529.60	2.00	1.64	5.65
	562.40	569.18	6.78	5.56	3.15	1.6m@6.05g/t
	662.75	678.70	15.95	13.08	1.32
Lion Extension step out
MWDDH451	87.40	90.20	2.80	2.30	4.78
	138.40	140.00	1.60	1.31	15.50
Massawa South step out
MWDDH450	88.40	96.00	7.60	6.23	2.66	4.8m@3.24g/t
	117.25	122.80	5.55	4.55	1.57
	142.80	150.00	7.20	5.90	1.78
MWDDH456	29.70	34.50	4.80	3.94	21.79
	37.50	44.90	7.40	6.07	1.21
	104.60	108.10	3.50	2.87	2.06
MWDDH463	77.30	84.20	6.90	5.66	0.20
	130.95	133.10	2.15	1.76	0.37
MWDDH464	408.60	411.60	3.00	2.46	1.28
	428.00	430.60	2.60	2.13	2.12
	438.50	439.50	1.00	0.82	7.52
North 1 deep hole
MWDDH453	420.70	449.90	29.20	23.94	3.76	12.6m@5.98g/t
MWDDH460	537.50	539.90	2.40	1.97	1.54
	581.00	584.80	3.80	3.12	1.60
North 2 deep hole
MWDDH454	709.60	717.60	8.00	6.56	2.08
	754.00	756.80	2.80	2.30	0.79
In proximity to Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them, from trenching through RAB to diamond drilling, and all highlight the possibility of providing additional ounces, described below:
•	The Main Transcurrent Shearzone (MTZ) not only hosts Massawa but also the targets of Delya some 12 kilometres to the north and Kwasara, 5.5 kilometres to the south of the Central Zone. This forms 26 kilometres of strike potential.

•	Immediately to the west of Massawa is the subparallel Bakan Corridor hosting the targets of Tiwana, Tina, Tizia, Khosa and Bakan. Preliminary trenching and RAB drilling have been completed confirming a bedrock gold source to soil anomalies.

•	Sofia is part of a 7 kilometre anomalous North-South structural corridor which also hosts the Mikona, Majiva and Matiba targets within ground held by Randgold. So far 3.4 kilometres of strike have been tested by drilling, results return both broad low grade (44 metres at 2g/t) mineralisation and narrow high grade (6 metres at 9.5g/t) intercepts. At present the inter-hole spacing is 400 to 600 metres.

•	At Bambaraya previous trenching and diamond drilling confirmed gold mineralisation: BBTR001 — 13.2 metres at 3.59g/t, BBTR002 — 18 metres at 2.93g/t, BBTR003 — 8 metres at 4.5g/t, BBTR004 — 12 metres at 4.06g/t and 4 metres at 5.48g/t, BBTR006 — 14 metres at 2.01g/t and 9.5 metres at 1.13g/t, BBTR010 — 16 metres at 1.70g/t, BBTR007 — 18 metres at 2.26g/t and BBDDH002 — 12 metres at 3.17g/t. Mineralisation is hosted within northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration, over a 1 kilometre strike extent.

•	Q2 will see a 20 000 metre plus RC drill programme aimed at testing these satellite targets.
Côte d’Ivoire: An airborne electromagnetic (EM) survey was flown over the Senoufo belt in Northern Côte d’Ivoire covering the permits of Nielle (host to Tongon), Diawala and Fapoha. The data is generating a much improved geological and structural model for the belt and together with additional geological layers is advancing the follow-up of targets around the Tongon orebodies. Seydou-Jubula is currently showing the most promise where a second trench has returned 16.5 metres at 3.52g/t, this was in a follow-up to trench 1 which returned 19 metres at 5.32g/t. A 15 000 metre RAB drilling programme has started to further advance this target together with other targets.
Geological advancement of the Kibali project: Infill drilling both at the base of the KCD pit and at depth testing underground lodes confirmed the geological model and upside potential to add further resources: DDD350 — 71 metres at 3.52g/t (from 382 metres), DDD359 — 91 metres at 5.90g/t (from 445 metres) and DDD375 — 12 metres at 5.57g/t from 626 metres).
Within the KCD open pit, the present model is a broad envelope based on a 0.3g/t cut off, however following the relogging of 163 boreholes on 17 cross sections over a strike length of 860 metres, nine individual lodes have now been defined.
Analysis of the Sesengue to KCD drill data identified a potential 800 metre gap not previously identified. This gap locates in proximity to the old Durba mill and Okimo underground workings. Phase 1 reconnaissance diamond drilling has commenced to test this area and the first boreholes have intersected mineralisation, in varying thicknesses from 4 to 47 metres, gold assay results are pending.
KIBALI: Q1 DIAMOND DRILL INTERSECTIONS

				True
	From	To	Width	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including
DDD346	0.00	5.00	5.00	5.00	1.23
	10.00	12.00	2.00	2.00	0.67
	22.00	24.00	2.00	2.00	0.62
	30.00	46.00	16.00	15.00	2.23
	102.00	106.00	4.00	4.00	1.51
	110.00	122.00	12.00	11.00	2.33
	156.00	162.00	6.00	5.00	0.56
	166.00	176.00	10.00	9.00	0.54
	178.00	186.00	8.00	7.00	0.62
	192.00	194.00	2.00	2.00	1.11
	314.00	343.00	29.00	25.00	5.76
	373.30	384.00	10.70	9.00	2.53
	402.00	404.00	2.00	2.00	1.76
	450.00	460.00	10.00	8.00	0.55
	478.00	482.00	4.00	3.00	0.71
DDD347	0.00	16.00	16.00	14.00	1.59
	22.00	36.00	14.00	13.00	0.71
	6.00	84.40	20.40	18.00	10.49	8m @ 22.6g/t
	134.00	142.00	8.00	7.00	0.76
	172.00	176.00	4.00	4.00	0.81
	182.00	206.00	24.00	22.00	1.14
	296.00	300.00	4.00	4.00	15.94
	462.00	483.00	19.00	18.00	1.57
	489.00	493.00	4.00	3.00	3.14
DDD350	0.00	4.00	4.00	4.00	0.77
	62.20	64.50	2.30	2.00	1.06
	90.00	92.00	2.00	2.00	2.51

				True
	From	To	Width	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including
	106.00	108.00	2.00	2.00	1.30
	144.00	146.00	2.00	2.00	1.25
	154.00	158.00	4.00	4.00	3.14
	276.00	324.00	48.00	45.00	3.09
	382.40	459.00	76.60	71.00	3.70
DDD354	20.00	22.00	2.99	2.00	1.85
	40.00	42.00	2.00	2.00	4.44
	50.00	58.00	8.00	7.00	8.86
	106.00	118.20	12.20	11.00	1.77
	380.00	382.00	2.00	2.00	4.88
	394.00	396.00	2.00	2.00	6.60
	40.00	416.80	12.80	11.00	5.59
	567.00	580.60	13.60	11.00	13.28
	589.80	595.00	5.20	4.00	0.89
	601.00	605.00	4.00	3.00	1.42
	623.00	647.00	24.00	19.00	10.67
	653.00	665.00	12.00	10.00	1.05
DDD355	6.00	14.00	8.00	7.00	5.08
	20.00	22.00	2.00	2.00	1.98
	64.00	86.00	22.00	20.00	1.16
	89.60	101.00	11.40	10.00	1.26
	185.50	188.70	3.20	3.00	1.83
	338.00	356.30	18.30	17.00	2.18
	362.00	374.00	12.00	11.00	1.33
DDD359	0.00	24.00	24.00	22.00	2.08
	36.00	46.00	10.00	9.00	1.49
	67.90	97.60	29.70	28.00	1.62
	103.00	109.00	6.0	6.0	0.68
	151.00	153.00	2.0	2.0	4.31
	347.00	359.00	12.00	11.00	1.30
	361.00	381.00	20.00	19.00	2.82
	383.00	395.00	12.00	11.00	0.83
	451.00	536.00	85.00	79.00	6.09
DDD362	12.00	20.00	8.00	7.00	1.29
	24.00	26.00	2.00	2.00	3.90
	40.00	50.00	10.00	9.00	2.72
	54.00	70.00	16.00	15.00	2.59
	122.00	134.00	14.00	11.00	0.93
	142.00	160.00	18.00	16.00	14.82
	184.00	190.00	6.00	5.00	0.63
	426.00	428.00	2.00	2.00	0.60
	432.00	434.00	2.00	2.00	0.87
	437.80	455.00	17.20	15.00	6.98
	460.00	466.00	6.00	5.00	1.79
	482.00	484.00	2.00	2.00	0.59
DDD365	32.00	44.04	12.04	11.00	1.83
	54.00	58.00	4.00	4.00	5.62
	74.00	76.00	2.00	2.00	2.35
	100.00	134.80	34.80	32.00	2.40
	185.00	189.00	4.00	4.00	1.43
	217.00	225.00	8.00	7.00	1.04
	233.00	243.00	10.00	9.00	0.73

				True
	From	To	Width	width	Grade
Hole Id	(m)	(m)	(m)	(m)	(Au g/t)	Including
	389.00	443.00	54.00	49.00	6.07

DDD376	0.00	16.00	16.00	15.00	2.11
	20.00	34.00	14.00	13.00	1.56
	58.00	83.20	25.20	23.00	5.34
	137.00	155.00	18.00	17.00	0.86
	159.00	187.00	28.00	26.00	4.38
	203.00	205.00	2.00	2.00	0.85
	247.00	249.00	2.00	2.00	2.79
	259.00	261.00	3.00	2.00	0.84
	279.00	281.00	2.00	2.00	1.52
	305.00	311.00	6.00	5.00	1.18
	437.00	439.00	2.00	2.00	0.73
	455.00	461.00	6.00	5.00	2.98
	467.00	479.00	12.00	11.00	1.82
	483.20	489.00	5.80	5.00	1.16
	493.00	497.00	4.00	4.00	1.68
DDD395	50.00	52.00	2.00	2.00	0.61
	122.00	124.00	2.00	2.00	0.51
	196.00	198.00	2.00	2.00	0.61
	251.40	267.00	15.60	14.00	1.20

DDD457	402.00	404.00	2.00	2.00	0.51
	426.00	434.00	8.00	6.00	0.75
	450.00	454.00	4.00	3.00	4.75
	472.00	474.00	2.00	2.00	0.65
	642.00	644.00	2.00	2.00	0.67
	790.00	792.00	2.00	2.00	4.92
DDD466	276.00	286.80	10.80	8.00	2.61
	383.30	407.80	24.50	19.00	3.82	5.1m @ 7.49g/t
	415.90	439.00	23.10	18.00	5.17	4.0m @ 7.70g/t
	445.00	462.00	17.00	13.00	2.72
	466.00	500.00	34.00	26.00	6.47	4.0m @ 28.0g/t
	513.60	535.00	21.40	16.00	7.80	9.8m @ 14.94g/t
	545.60	610.00	64.40	48.00	5.60	22.0m @ 9.52g/t
DDD467	244.00	251.70	7.70	6.00	3.35	1.9m @ 7.75g/t
	257.40	266.00	8.60	6.00	2.93	2.0m @ 6.74g/t
	269.60	295.70	26.10	19.00	3.56	11.6m @ 5.85g/t
	302.00	331.90	29.90	21.00	3.05	8.0m @ 7.37g/t
	342.00	370.20	28.20	20.00	3.03
	453.00	457.00	4.00	3.00	2.00
	463.00	467.00	4.00	3.00	1.45
Satellite targets to the main Kibali deposit have been reviewed and to date the most promising is Memekazi-Renzi where field mapping, pitting and previous shallow, vertical RC drill holes have identified mineralised bedrock: MIRC082 — 4 metres at 11.2g/t, MIRC088 — 8 metres at 13.4g/t, MIRC093 — 6 metres at 14.7g/t, MIRC110 — 16 metres at 3.2g/t, MIRC119 — 10 metres at 10.1g/t, MIRC153 — 12 metres at 4.4g/t, MIRC154 — 16 metres at 5.5g/t, MIRC155 — 8 metres at 8.8g/t, MIRC157 - 4 metres at 16g/t over a 1 kilometre strike, associated with a reactivated thrust at the contact between banded iron formation (BIF) and volcaniclastic. RC drilling is due to commence in Q2.
An airborne electromagnetic survey has commenced to enable a better understanding of the regional geological and structural framework and provide the foundations for a new generative study later in the year. In addition regional soil sampling continues and this data will also be incorporated to develop a prospectivity analysis to provide targets for future discoveries.

As well as advancing the key strategic areas, generative work and research, most notably in Burkina Faso continues. Mineral intelligence and target generation have since focused on identifying new exploration opportunities.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2010	2009	2009	2009
REVENUES
Gold sales on spot	122 507	151 055	97 968	476 553
Loss on hedging contracts	—	(12 425)	(10 540)	(43 773)

Total revenues	122 507	138 630	87 428	432 780

Other income	—	5 303	1 926	8 975

Total income	122 507	143 933	89 354	441 755

COST AND EXPENSES
Mine production costs	59 084	57 021	42 709	196 318
Movement in production inventory and ore stockpiles	(1 651)	607	(2 519)	5 741
Depreciation and amortisation	7 993	7 722	6 406	28 502
Other mining and processing costs	4 161	5 730	4 458	19 073

Mining and processing costs	69 587	71 080	51 054	249 634
Transport and refining costs	400	432	392	1 594
Royalties	7 224	8 154	5 109	25 410
Exploration and corporate expenditure	12 854	14 232	11 036	51 111
Other expenses	3 332	242	—	242

Total costs	93 397	94 140	67 591	327 991

Finance income	308	539	616	3 444
Finance costs	(1 744)	(1 210)	(2 022)	(1 915)
Provision for financial assets	—	(3 670)	(1 090)	(9 580)

Finance income/(costs) — net	(1 436)	(4 341)	(2 496)	(8 051)

Profit before income tax	27 674	45 452	19 267	105 713

Income tax expense	(3 780)	(6 773)	(6 175)	(21 450)

Profit for the period	23 894	38 679	13 092	84 263

Other comprehensive income
Cash flow hedges	(513)	6 273	4 928	26 730
Currency translation differences	—	1 047	—	1 047
Gain on available-for-sale financial assets	11 382	8 970	—	8 970

Total comprehensive income	34 763	54 969	18 020	121 010

Profit attributable to:
Owners of the parent	18 749	32 080	11 052	69 400
Non-controlling interests	5 145	6 599	2 040	14 863
	23 894	38 679	13 092	84 263
Total comprehensive income attributable to:
Owners of the parent	29 618	48 709	14 994	106 486
Non-controlling interests	5 145	6 260	3 026	14 524
	34 763	54 969	18 020	121 010

Basic earnings per share (US$)	0.21	0.36	0.14	0.86

Diluted earnings per share (US$)	0.21	0.35	0.14	0.84
Average shares in issue (000)	90 172	89 918	76 613	81 023

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	31 Mar	31 Dec	31 Mar
US$000	2010	2009	2009

Assets
Non-current assets
Property, plant and equipment	582 588	507 219	358 150

Cost	717 942	634 580	463 415
Accumulated depreciation and amortisation	(135 354)	(127 361)	(105 265)

Deferred tax	109	290	1 396
Long term ore stockpiles	31 472	34 178	49 460
Receivables	5 347	5 292	7 513
Mineral properties	410 592	405 779	—
Available-for-sale financial assets	29 020	29 020	37 510

Total non-current assets	1 059 128	981 778	454 029

Current assets
Inventories and ore stockpiles	111 483	109 113	80 448
Receivables	120 411	121 786	50 933
Cash and cash equivalents	506 823	589 681	248 448
Available-for-sale financial assets	29 847	17 810	—

Total current assets	768 564	838 390	379 829

Total assets	1 827 692	1 820 168	833 858

Equity attributable to owners of the parent	1 666 128	1 646 485	684 460
Non-controlling interests	41 920	36 775	15 785

Total equity	1 708 048	1 683 260	700 245

Non-current liabilities
Long term borrowings	—	234	1 078
Loans from minority shareholders	2 775	2 945	2 821
Deferred tax	4 762	4 762	3 016
Financial liabilities — forward gold sales	—	—	17 646
Provision for rehabilitation	17 013	16 916	14 152

Total non-current liabilities	24 550	24 857	38 713

Current liabilities
Financial liabilities — forward gold sales	25 825	25 312	29 917
Trade and other payables	64 159	82 080	53 545
Current tax payable	4 032	3 609	10 337
Current portion of long term borrowings	1 078	1 050	1 101

Total current liabilities	95 094	112 051	94 900

Total equity and liabilities	1 827 692	1 820 168	833 858

These results are presented as the Q1 report and announcement of the results for the three months ended 31 March 2010. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2009 and which will form the basis of the 2010 annual report.
Property, plant and equipment for the quarter was increased by US$83.4 million. This was mainly due to capital expenditure of US$47 million incurred at the Tongon mine site as the project ramps up to commissioning expected early in Q4 of this year. A further US$11.0 million was incurred at Loulo, mainly in respect of the underground development including the purchase of equipment at both Yalea and Gara. Capital expenditure in the quarter also includes US$21 million being our share of the assets owned through a joint venture asset leasing company with DTP Terrassement, the group’s open pit mining contractor. The company owns the mining equipment which it leases to Randgold operations. Also included in property, plant and equipment this quarter is US$1.3 million of expenditure on Massawa which has been capitalised following the successful prefeasibility study in the prior quarter.
Mineral properties arose as a result of the acquisition of 50% of the Moto group in October 2009 and the additional acquisition of an effective 10% of the issued share capital in Kibali Goldmines SPRL, resulting in an effective 45% interest in this property. The additions in the period of US$4.8 million relate to our share of expenditure on the asset during the period.

Long term ore stockpiles decreased to US$31.5 million during the quarter from US$34.2 million primarily as a result of ore at Morila reclassified to short term as the mine progresses towards the end of its life.
Non-current available-for-sale financial assets consist of auction rate securities (‘ARS’) with a par value of US$49 million. The carrying value of these investments is US$29 million, following provisions made against these assets in prior years as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS. Management estimates the fair value of these investments at each reporting period. Management applies a mark to model valuation method. As previously reported, the company has been involved in arbitration proceedings against the investment bank through which these investments were made. After the quarter end, the company entered into a settlement agreement with the investment bank, in which it has agreed to a cash settlement of US$42 million in exchange for the ARS investments. Consequently, the company expects to reflect a gain on these investments in the second quarter of approximately US$13 million.
Current available-for-sale financial assets represent an investment in 20.9 million Volta Resources Inc shares valued at US$28.0 million and our 50% share of 7.9 million shares in Kilo Goldmines Limited, valued at US$1.8 million. The number of shares in Volta Resources increased during the quarter as a result of a Rights Issue in March 2010, for which Randgold paid US$0.7 million for a further 0.9 million shares.
The increase in inventories and ore stockpiles, from US$109.1 million in the prior quarter to US$111.5 million in the current quarter, relates partially to a movement in ore stockpiles from long term to short term with stockpiles utilised at Morila and an increase in the stockpiles at Loulo offset by a decrease in the consumable inventories held at Loulo.
The decrease in short term receivables is due to a lower gold receivable than in the prior quarter (US$8.5 million decrease), an overall decrease in operational related receivables and prepayments such as advances made to contractors, however this has been offset by an increase of US$8.3 million in the TVA receivable at Loulo. Loulo commenced offsetting outstanding TVA against other taxes payable in March 2010 in line with the rights under the Loulo convention.
The decrease in cash and cash equivalents is the result of significant investments in property, plant and equipment, mostly related to the development of the Tongon and Loulo underground mines as well as investment in equipment under the asset leasing company, which were offset by strong cashflows from operations of US$18.7 million.
The decrease in accounts payable and accrued liabilities is mainly as a result of the timing of payments of creditors and closer management of trade creditors at Loulo and Morila as well as the partial payment in the quarter of an US$8 million accrual which arose in the prior quarter as a result of the acquisition of an additional 5% interest in the Tongon gold project in Côte d’Ivoire.
CONSOLIDATED CASHFLOW STATEMENT

	3 months	3 months	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
US$000	2010	2009	2009

Profit after tax	23 894	13 092	84 263
Income tax expense	3 780	6 175	21 450

Profit before income tax	27 674	19 267	105 713
Adjustment for non-cash items	10 438	9 315	36 386
Effects of change in operating working capital items	(15 769)	5 431	(60 728)

Receivables	2 314	(1 382)	(73 683)
Inventories and ore stockpiles	336	704	(12 673)
Trade and other payables	(18 419)	6 109	25 628

Income tax paid	(3 610)	(5 701)	(17 624)

Net cash generated from operating activities	18 733	28 312	63 747

Additions to property, plant and equipment	(83 362)	(28 418)	(196 701)
Additions to mineral properties	(4 813)	—	—
Acquisition of shares in Volta Resources	(717)	—	—
Acquisition of Moto	—	—	171 132
Acquisition of 10% of issued shares in Kibali	—	—	(56 915)

	3 months	3 months	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
US$000	2010	2009	2009

Net cash used by investing activities	(88 892)	(28 418)	(82 484)

Proceeds from issue of ordinary shares	3 023	1 685	362 320
Decrease in long term loans	(376)	(795)	(1 556)
Dividends paid to company’s shareholders	(15 346)	(9 967)	(9 967)

Net cash generated from/(used by) financing activities	(12 699)	(9 077)	350 787

Net increase/(decrease) in cash and cash equivalents	(82 858)	(9 183)	332 050
Cash and cash equivalents at beginning of period	589 681	257 631	257 631

Cash and cash equivalents at end of period	506 823	248 448	589 681

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total equity
						attribu-	Non-
	Number	Share	Share	Other	Retained	table to	controlling	Total
	of ordinary	capital	premium	reserves*	earnings	owners of	interests	equity
	shares	US$000	US$000	US$000	US$000	parent	US$000	US$000

Balance – 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges

- Transfer to statement of comprehensive income	—		—	10 540	—	10 540	—	10 540

- Fair value movement on financial instruments	—		—	(5 612)	—	(5 612)	—	(5 612)

Other comprehensive income	—	—	—	4 928	—	4 928	—	4 928

Net profit for the period	—	—	—	—	11 052	11 052	2 040	13 092

Total comprehensive income	—	—	—	4 928	11 052	15 980	2 040	18 020

Share-based payments	—	—	—	2 366	—	2 366	—	2 366

Share options exercised	162 000	8	1 677	—	—	1 685	—	1 685

Exercise of options previously expensed under IFRS 2	—	—	567	(567)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance – 31 Mar 2009	76 669 778	3 835	458 479	(24 921)	247 067	684 460	15 785	700 245

Balance – 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges

- Transfer to statement of comprehensive income	—	—	—	—	—	—	—	—

- Fair value movement on financial instruments	—	—	—	(513)	—	(513)	—	(513)

Other comprehensive income/(expense)	—	—	—	(513)	—	(513)	—	(513)

Total equity
						attribu-	Non-
	Number	Share	Share	Other	Retained	table to	controlling	Total
	of ordinary	capital	premium	reserves*	earnings	owners of	interests	equity
	shares	US$000	US$000	US$000	US$000	parent	US$000	US$000
Net profit for the period	—	—	—	—	18 749	18 749	5 145	23 894

Gain on available-for-sale financial assets	—	—	—	11 382	—	11 382	—	11 382

Total comprehensive income	—	—	—	10 869	18 749	29 618	5 145	34 763

Share-based payments	—	—	—	2 348	—	2 348	—	2 348

Share options exercised	127 452	6	3 017	—	—	3 023	—	3 023

Exercise of options previously expensed under IFRS 2+	—	—	2 363	(2 363)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance – 31 Mar 2010	90 236 219	4 512	1 323 584	29 214	308 818	1 666 128	41 920	1 708 048

#	Restricted shares were issued to directors as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised include the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating costs per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
NON-GAAP

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2010	2009	2009	2009

Gold sales on spot	122 507	151 055	97 968	476 553
Profit/(loss) on hedging contracts	—	(12 425)	(11 185)	(43 773)
Elimination of intercompany sales	596	523	515	1 414

Gold sales	123 103	139 153	87 298	434 194

Mine production costs	59 084	57 021	42 709	196 318
Movement in production inventory and ore stockpiles	(1 651)	607	(2 519)	5 741
Transport and refinery costs	400	432	392	1 594
Royalties	7 224	8 154	5 109	25 410
Other mining and processing costs	4 161	5 730	4 458	19 073
Elimination of intercompany sales	311	155	681	1 047

Total cash costs	69 529	72 099	50 830	249 183

Profit from mining activity	53 574	67 054	36 468	185 011

FORWARD COMMODITY CONTRACTS
The group’s hedging position is summarised below:
HEDGING POSITION at 31 March 2010

		Forward sales
	Forward sales	average
	ounces	US$/oz

Year ended 2010	41 748	500

Total	41 748	500

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book, which will be eliminated by the end of the current year, represents approximately 13% of planned production at Loulo and 9% of the group’s production for the period.
ANNUAL MINERAL RESOURCE AND MINERAL RESERVE DECLARATION
During the quarter, the company released its Annual Report for the year ended 31 December 2009 including its annual mineral reserve and mineral resource declaration, a summary of which is presented in the following table:

ANNUAL MINERAL RESOURCE AND MINERAL RESERVE DECLARATION at 31 December 2009 (abridged)

MINE/PROJECT					Attributable
		Tonnes	Grade	Gold	gold
Category		(Mt)	(g/t)	(Moz)	(Moz)

MINERAL RESOURCES

Kibali					45%

	Measured and indicated	131.49	3.29	13.93	6.27

	Inferred	51.06	3.55	5.83	2.62

Loulo					80%

	Measured and indicated	63.10	4.52	9.17	7.33

	Inferred	25.47	2.89	2.36	1.89

Gounkoto					80%

	Indicated	8.38	7.28	1.96	1.57

	Inferred	4.75	6.00	0.92	0.73

Morila					40%

	Measured and indicated	16.76	1.49	0.80	0.32

	Inferred	0.95	0.81	0.02	0.01

Tongon					89%

	Indicated	38.85	2.89	3.61	3.21

	Inferred	11.70	2.59	0.97	0.87

Massawa					83%

	Indicated	17.43	4.16	2.33	1.94

	Inferred	6.24	3.39	0.68	0.57

Total measured and indicated		276.02	3.58	31.79	20.64

Total inferred		100.17	3.35	10.78	6.69

MINERAL RESERVES

Kibali					45%

	Probable	63.80	4.48	9.19	4.14

Loulo					80%

	Proved and probable	49.45	4.42	7.03	5.63

Gounkoto					80%

	Probable	7.47	6.83	1.64	1.31

Morila					40%

	Proved and probable	16.76	1.49	0.80	0.32

Tongon					89%

	Probable	38.02	2.63	3.22	2.86

Massawa					83%

	Probable	10.51	4.62	1.56	1.30

Total proved and probable		186.01	3.92	23.45	15.56

Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with Industry Guide 7. Ore resources consist of insitu tonnes and grade carried out at US$1 000/oz optimisations. Ore reserve pit and underground optimisations are carried out at a gold price of US$700/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves. Loulo mineral resources were calculated by Mr Chiaka Berthe an officer of the company under the supervision of Mr

Rodney Quick a Qualified Person and officer of the company. Morila mineral resources were calculated by Mr Adama Kone an officer of the company under the supervision of Mr Rodney Quick a Qualified Person and officer of the company. The Tongon and Massawa mineral resources were calculated by Mr Babacar Diouf a Qualified Person and officer of the company. The Kibali mineral resources were calculated by Mr Rick Adams an independent Qualified Person and director of Cube Consulting Pty Ltd. The Loulo mineral reserves were calculated by Mr Samuel Baffoe, Mr Alexander Oduro and Mr Chris Moffat, all officers of Randgold, under the supervision by Mr Onno ten Brinke a Qualified Person and officer of the company. Gounkoto, Tongon and Massawa mineral reserves were calculated by Mr Onno ten Brinke a Qualified Person and officer of the company. The mineral reserves of Morila were calculated by Mr Stephen Ndede, a Qualified Person and officer of the company. The Kibali open pit mineral reserves were calculated by Mr Quinton de Klerk, a director of Cube Consulting Pty Ltd and independent Qualified Person. The Kibali underground mineral reserves were calculated by Mr Paul Ker, an officer of SRK Consulting Perth and an independent Qualified Person.
GENERAL
Despite the operating challenges currently being experienced at the Yalea underground section, management remains committed to meeting the annual production targets previously outlined by the company — production from Loulo is forecast to increase over the year and the Tongon mine remains on track for first production early in the fourth quarter. However, since 3 May 2010, Loulo has experienced power supply interruptions which have impacted operations throughout the mine and the consequences of this problem are still being addressed and assessed. It is not yet clear what effect these could have on Loulo’s production guidance for the year.
Following the positive prefeasibility study at Gounkoto, the focus has now shifted to completing a feasibility study by the year end. Similarly, work on optimising the Kibali feasibility study and completing the Massawa feasibility study is progressing.
The directors confirm to the best of their knowledge that:
a)	these first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	the interim management report includes a fair review of the informaiton required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
DM Bristow	GP Shuttleworth
Chief executive	Financial director
6 May 2010
RANDGOLD RESOURCES NEWS UPDATES
TONGON ON TRACK FOR Q4 PRODUCTION
The development of Randgold Resources’ new mine at Tongon in Côte d’Ivoire continues to make steady progress towards full production of the phase 1 circuit in the fourth quarter of this year.
John Steele, Randgold’s technical and capital projects executive, says bringing in a project of this magnitude in Côte d’Ivoire on time and on budget is a tribute to the good working relationship between the company and the country’s government and people, and a reflection of the commitment they share.
Open pit mining operations started on 26 March in the Southern Zone main pit, with over 70 000bcm being moved to date. This follows the commissioning of the first Liebherr 9350 excavator and four CAT 777 haul trucks.
According to Tongon general manager Luiz Correia, the team’s primary focus is now on the installation of all unit processes required for initial oxide treatment and first gold production. The next stage will be the processes for the transition and sulphide ore treatment, which includes the secondary and tertiary crushing circuit as well as the flotation concentrate handling circuit. Overall project completion stands at around 60%, says construction manager Graeme Rapley, with the first circuit more advanced.

Plant commissioning is scheduled to start in the third quarter of 2010. Paul Gillot, the group head of metallurgy, says this will be done in three phases, with the first designed to bring on line one production stream in order to achieve a fast ramp-up to the first gold pour. Production will start with an oxide feed to the plant, with the sulphide feed to be introduced after six months. Ramp-up to full production of 300 000tpm is scheduled to take three months.
Diesel power generation will start early in the third quarter in time for the commissioning of the plant and the grid power connection is scheduled for the fourth quarter.
Bush clearing and topsoil stripping are well advanced, paving the way for the start of grade control sampling and waste stripping operations. Initial results of the grade control intersections have been positive, showing a good correlation with the geological model.
In the meantime, Randgold’s open pit mining contractor DTP has carried out extensive skills testing in the local communities and is now recruiting and training personnel. By the end of March, 69 locals had been employed of which four — including a female 777 operator from the village of Poungbe — have already graduated to working solo.
In line with Randgold’s local support policy, many Ivorian businesses are being used for the development of the project. These include construction contractors, metal constructors and transporters. Local professionals have also been retained for the electrical and civil work. In addition, over 800 tonnes of steel — more than 20% of the project’s total requirement — has been sourced and produced locally.
RAPID PROGRESS ON KIBALI
Randgold Resources has advised the government of the Democratic Republic of the Congo that the Kibali project is making rapid progress on the key issues related to its development. The government has a 10% stake, through the parastatal OKIMO, in the project, which is the largest undeveloped gold deposit in Africa.
In a meeting with DRC minister of mines Martin Kabwelulu and minister of portfolio Jeanine Mabunda, Randgold CEO and chairman of Kibali Mark Bristow, reported that the company had
•	established a constructive working relationship with the key stakeholders aimed at ensuring a stable operating environment in the region;

•	started pre-construction work on the new road between Aru and Doko, which is central to the logistics of the project’s development;

•	formulated a draft people resettlement programme and initiated a public participation process;

•	advanced the establishment of an adequate electrical power supply strategy by completing conceptual engineering studies on upgrading OKIMO’s existing facilities and securing a licence to generate hydro power from the Nzoro River; and

•	compiled a new geological model and begun optimising the existing feasibility study with a view to starting production at the earliest opportunity.
“We’ve taken great strides forward during the past quarter but we’re very conscious of the challenges that still lie ahead,” Bristow said.
“The relocation of people is probably the biggest of these, and we have to ensure that the resettlement programme and public participation process stay on track. We also have to build a mutually beneficial working relationship with OKIMO, whose active participation in this complicated and sensitive issue is critical. Operationally, we need to finalise the open cast and underground development and mining schedules and ensure that we build a mine that matches the world class nature of the deposit and maximises the production rate in relation to the potential size of Kibali’s mineral reserves and mineral resources.”
PLANT ENHANCEMENTS AT LOULO
The record mill throughput achieved by Loulo in the fourth quarter of 2009 took its toll on the plant in terms of a rise in wear rates and a consequent increase in downtime which impacted performance over the past quarter.

To address the higher wear rates and improve mill availability, management has introduced a range of remedial measures. These include the installation of larger cyclone feed pumps designed to reduce feed line velocities and thus the wear rate. In addition, pipeline material specifications have been upped to prolong component life, feeding arrangements have been improved and bottlenecks have been eliminated.
MAJOR MILESTONE FOR GARA
The development of Gara, Randgold Resources’ second underground mine at its Loulo complex in Mali, took a significant step forward with the blasting of the first round on 31 March 2010.
The initial development contract for Gara has been awarded to African Underground Mining Services. The contract spans three years and includes 24 kilometres of decline, ancillary and ore drive development.
Gara will be accessed via twin decline tunnels, similar to those employed at its sister mine Yalea. The design incorporates a vehicle decline for men, machinery and materials as well as a conveyor decline with a 450tph capacity for transporting ore and waste to the surface.
The twin decline development is scheduled to start after the completion of the portal construction in April. The first development ore is scheduled to be accessed in December this year. Stoping operations are expected to start in the third quarter of 2011 and full production of 100 000 tonnes per month should be achieved by the first quarter of 2012.
GOUNKOTO SHAPES UP AS HIGH GRADE, LOW COST PROJECT
Randgold Resources is fast-tracking the feasibility study on its Gounkoto project in Mali following a prefeasibility which confirmed its potential as a high grade, low cost gold project with strong returns and a fast payback.
A number of development options have been considered and, while all showed healthy returns, a standalone 150 000 tonnes per month operation was the winner. Combining the US$700/oz reserve pit with the Faraba and P64 targets as well as an underground operation and possible future discoveries, is the preferred development concept, although trucking the Gounkoto ore to the plant at the company’s nearby Loulo complex remains an option.
Ongoing drilling is extending the orebody’s potential along strike and at depth, with recent borehole results suggesting that the pit could go deeper. If the deeper drilling continues to confirm the initial good results at depth, the project could also develop into another underground operation. Further drilling is planned to determine the geological connection between Gounkoto, P64 and Faraba.
In the meantime the company has started a sterilisation drilling programme in the area. While primarily designed to ensure that mining infrastructure will be sited away from possible satellite orebodies, it is in effect also serving as another round of exploration drilling.
Chief executive Mark Bristow said the discovery of Gounkoto was a further product of Randgold Resources’ strategy of sustained exploration in world-class gold terrains.
“Our belief in the potential of the Loulo region has been more than justified by the discoveries that have already been made here, and we’re confident that continuing exploration could produce more of the same,” he said.
“The dominant position we’ve built up here is serving us well and the significant new infrastructure that is being developed in the region is enhancing the synergistic possibilities. With the opening of the new Millennium Highway, for example, Gounkoto is a mere five kilometres from the highway and our Loulo complex is literally up the road from Gounkoto, while our other advanced project, Massawa, lies just across the border in Senegal.”
RANDGOLD COLLABORATES TO EQUIP CLINICS WITH CRUCIAL EQUIPMENT

Randgold’s community development strategy focuses on projects providing basic health, potable water, basic education and food security to the communities close to our operations. One of our current priorities is to equip clinics in these areas with badly needed medical equipment. Together with our mines we are collaborating with and funding medical charities to deliver crucial medical equipment to village clinics in the areas around Morila and Loulo in Mali. The first delivery, valued at US$650 000 from the charity Doc to Dock, was distributed to local community clinics in Sanso, Domba and Bougounie. A second donation of US$300 000 worth of medical equipment will be made to the clinic at Kenieba in Western Mali. Further donations of medical equipment to the value of US$1.7 million have been planned in conjunction with the medical charity C.U.R.E. for four hospitals in the Watsa district of the DRC, close to our Kibali project, and another of US$800 000 for villages in the M’Bengue district of Côte d’Ivoire close to our Tongon project.
2009 ANNUAL REPORT AVAILABLE
Randgold has published its annual report and its Form-20F for the year ended 31 December 2009. Both reports are available on the company’s website at www.randgoldresources.com for viewing and/or downloading. For a hard copy or CD containing the report, contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the “SEC”) on 31 March 2010, in the section entitled “Risk Factors” in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.